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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BUHRMANN NV (Exact name of Registrant as specified in its charter)
The Netherlands	Not Applicable

(Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Hoogoorddreef 62 Amsterdam ZO The Netherlands	1101 BE

(Address of Principal Executive Offices)	(Postal Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General instruction A.(c), check the following box. /x/	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /
Securities Act registration statement file number to which this form relates:
(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class To be so Registered	Name of Each Exchange on Which Each Class is to be Registered

American Depositary Shares, each representing one Ordinary Share, par value Euro 1.20 per share, as evidenced by American Depositary Receipts	New York Stock Exchange, Inc.
Ordinary Shares, par value Euro 1.20 per share*
Securities to be registered pursuant to Section 12(g) of the Act:
NONE (Title of Class)

*Not for trading, but only in connection with the registration of the American Depositary Shares.

Item 1. Description of Registrant's Securities to be Registered.

DESCRIPTION OF BUHRMANN'S ORDINARY SHARES

    For a description of the securities to be registered hereunder, reference is made to the information under Item 10 entitled "Additional Information—Articles of Association of Buhrmann NV-Share Capital; "—Global Notes and transfer"; "—Issue of Shares; Pre-emptive rights"; "—Voting Rights", "—Restriction on Non-Dutch Shareholders' Rights", "—Disclosure of shareholder ownership"; "—Annual accounts and discharge"; "—Dividends"; "—Capital reduction"; "—Exchange Controls"; "—Taxation"; "—US Federal Income Taxation—American Depositary Shares and Ordinary Shares"; "—Information reporting requirements and backup withholding tax"; and "—Netherlands taxation for Non-Resident Holders of Ordinary Shares"; on pages 61 and 63-65; 66-67; and 68-71, respectively, of the registrant's Annual Report on Form 20-F for its fiscal year ended December 31, 2000, which information is hereby incorporated herein by reference and made part of this Registration Statement in its entirety.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts

    The Bank of New York will issue the American Depositary Receipts (the "ADRs"). The ownership interest in each ordinary share, par value Euro 1.20, will be represented by one American Depositary Share (an "ADS"), evidenced by an ADR. The shares (or the right to receive shares) will be deposited by Buhrmann with Fortis Bank S.A., The Bank of New York's custodian in Amsterdam, The Netherlands (the "Custodian"). Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286. The principal executive office of the Depositary is located at One Wall Street, New York, NY 10286.

    You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

    Because The Bank of New York will actually hold the ordinary shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in an agreement among Buhrmann, The Bank of New York and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.

    The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADR which are on file with the Securities and Exchange Commission.

Share Dividends And Other Distributions

    The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

    Cash.  The Bank of New York will convert any cash dividend or other cash distribution Buhrmann pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government or agency is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the Euro only to those ADR holders to whom it is possible to do so. It will hold the Euro it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Euro and it will not be liable for the interest.

    Before making a distribution, any withholding taxes that must be paid will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the Euro, you may lose some or all of the value of the distribution.

    Shares.  The Bank of New York may distribute new ADRs representing any shares Buhrmann may distribute as a dividend or free distribution, if Buhrmann furnishes it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

    Rights to receive additional shares.  If Buhrmann offers holders of its ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. When these rights would not otherwise be made available to you, Buhrmann must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If Buhrmann does not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

    The Bank of New York will not make rights available to you unless the rights and the securities underlying the rights are registered under the U.S. securities laws or The Bank of New York receives an opinion from recognized U.S. counsel that making these rights available to you is exempt from applicable registration requirements.

    Other Distributions.  The Bank of New York will send to you anything else Buhrmann distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what Buhrmann distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what Buhrmann distributed, in which case the ADRs will also represent the newly distributed property.

    The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. Buhrmann has no obligation to register ADRs, shares, rights or other securities under the Securities Act. Buhrmann also has no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution Buhrmann makes on its shares or any value for them if it is illegal or impractical for Buhrmann to make them available to you.

Deposit, Withdrawal and Cancellation

    The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

    You may turn in your ADRs at The Bank of New York's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the Custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

    You may instruct The Bank of New York to vote the shares underlying your ADRs but only if Buhrmann asks The Bank of New York to ask for your instructions. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

    If Buhrmann asks for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver Buhrmann's voting materials to you. The materials will describe the matters to be voted on and explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practicable, subject to Netherlands law and the provisions of Buhrmann's Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct. However, if The Bank of New York does not receive your voting instructions, it will give a proxy to vote your shares to a designated representative of Buhrmann.

    Buhrmann cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
Each cancellation of an ADS, including if the agreement terminates

$.02 (or less) per ADS (or portion thereof)	Any cash payment

Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares

Expenses of The Bank of New York	Conversion of Euro to U.S. dollars
Cable, telex and facsimile transmission expenses
Servicing of shares or deposited securities

$.02 (or less) per ADS (or portion thereof) per calendar year	Depositary services; provided that this fee will not be charged if a fee was charged in the same calendar year for a cash distribution

Taxes and other governmental charges The Bank of New York or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

    You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Buhrmann:	Then:

Changes the nominal or par value of its shares

Reclassifies, splits up or consolidates any of the deposited securities

Distributes securities on the shares that are not distributed to you

Recapitalizes, reorganizes, merges, liquidates, sells its assets, or takes any similar action
The shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities.

The Bank of New York may, and will if Buhrmann asks it to, issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

Amendment and Termination

    Buhrmann may agree with The Bank of New York to amend the agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement is amended.

    The Bank of New York will terminate the agreement if Buhrmann asks it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told Buhrmann that it would like to resign and Buhrmann has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination.

    After termination, The Bank of New York and its agents will be required to do only the following under the agreement:

  •
  collect dividends and other distributions on the deposited securities;

  •
  sell rights and other property as provided in the agreement; and

  •
  deliver shares and other deposited securities upon cancellation of ADRs.

    After one year after termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

    The agreement expressly limits Buhrmann's obligations and the obligations of The Bank of New York, and it limits Buhrmann's liability and the liability of The Bank of New York. Buhrmann and The Bank of New York:

  •
  are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

  •
  are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

  •
  are not liable if either exercises discretion permitted under the agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party unless they are satisfied that they are fully indemnified against all expense and liability; and

  •
  may rely upon any advice or information from legal counsel, accountants, you or anyone else they believe in good faith to be competent to give this advice or information.

    In the agreement, Buhrmann and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

    Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or withdrawal of shares, The Bank of New York may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

    The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the books of The Bank of New York are closed, or at any time if The Bank of New York or Buhrmann thinks it advisable to do so.

    You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because The Bank of New York or Buhrmann has closed its transfer books, the transfer of shares is blocked to permit voting at a shareholders' meeting or Buhrmann is paying a dividend on the shares;

  •
  when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

Pre-Release of ADRs

    In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the prerelease transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

  •
  before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;

  •
  the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate;

  •
  The Bank of New York must be able to close out the pre-release on not more than five business days' notice; and

  •
  The Bank of New York must be satisfied that appropriate indemnities and credit regulations exist.

    In addition, The Bank of New York will normally limit the number of ADRs that may be outstanding at any time as a result of pre-release to 30% of shares deposited, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

Item 2. Exhibits.

    Not Applicable

SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BUHRMANN NV
By:	/s/ F. F. WALLER Name: F. F. Waller Title: CFO/Member of the Executive Board Date: August 17, 2001

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